Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-202168

February 24, 2015

ACTAVIS PLC

Pricing Term Sheet

Concurrent Offerings of

13,194,445 ordinary shares

(the “Ordinary Shares Offering”)

and

4,600,000 5.500% Mandatory Convertible Preferred Shares, Series A

(the “Mandatory Convertible Preferred Shares Offering”)

This pricing term sheet relates only to the Ordinary Shares Offering and the Mandatory Convertible Preferred Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 19, 2015 relating to the Ordinary Shares Offering (the “Ordinary Shares Preliminary Prospectus Supplement”), the accompanying prospectus also dated February 19, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Ordinary Shares Offering) and (ii) the preliminary prospectus supplement dated February 19, 2015 relating to the Mandatory Convertible Preferred Shares Offering (the “Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement”), the accompanying prospectus also dated February 19, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Shares Offering). Neither the Ordinary Shares Offering nor the Mandatory Convertible Preferred Shares Offering is contingent on the closing of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Ordinary Shares Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement, as applicable.

Issuer:	Actavis plc

Trade Date:	February 25, 2015

Expected Settlement Date:	March 2, 2015

Ordinary Shares Offering

Title of Securities:	Ordinary shares, par value $0.0001 per share, of Actavis plc (“ordinary shares”)

Symbol / Exchange	ACT / NYSE

Size of the Ordinary Share Offering:	13,194,445 ordinary shares

Underwriters’ Option to Purchase Additional Ordinary Shares:	Up to 1,319,444 additional ordinary shares solely to cover overallotments, if any

Last Reported Sale Price of Ordinary Shares on the NYSE on February 24, 2015:	$289.11 per ordinary share

Public Offering Price:	$288.00 per ordinary share

Net Proceeds:	Approximately $3,700,387,031.10 (or approximately $4,071,125,593.72 if the underwriters exercise their option to purchase additional ordinary shares solely to cover overallotments, if any, in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Actavis plc

CUSIP / ISIN:	G0083B108 / IE00BD1NQJ95

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

DNB Markets, Inc.

Raymond James & Associates, Inc.

Scotia Capital (USA) Inc.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

Mandatory Convertible Preferred Shares Offering

Title of Securities:	5.500% Mandatory Convertible Preferred Shares, Series A, par value $0.0001 per share of Actavis plc (the “Mandatory Convertible Preferred Shares”)

Size of the Mandatory Convertible Preferred Shares Offering:	4,600,000 Mandatory Convertible Preferred Shares

Underwriters’ Option to Purchase Additional Mandatory Convertible Preferred Shares:	Up to 460,000 additional Mandatory Convertible Preferred Shares solely to cover overallotments, if any

Public Offering Price:	$1,000.00 per Mandatory Convertible Preferred Share

Net Proceeds:	Approximately $4,480,888,800 (or approximately $4,929,677,680 if the underwriters exercise their option to purchase additional Mandatory Convertible Preferred Shares solely to cover overallotments, if any, in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Actavis plc

Liquidation Preference:	$1,000.00 per Mandatory Convertible Preferred Share

Dividends:

5.500% of the liquidation preference of $1,000.00 per Mandatory Convertible Preferred Share per annum, to the extent legally permitted and declared by the board of directors (or an authorized committee of the board) of Actavis plc, payable in cash or, subject to certain limitations, in ordinary shares or any combination of cash and ordinary shares, as determined by Actavis plc in its sole discretion; provided that any undeclared or unpaid dividends will continue to accumulate. Assuming the initial issue date is March 2, 2015, the expected dividend payable on the first dividend payment date is $13.60 per share. Each subsequent dividend is expected to be $13.75 per share

If Actavis plc elects to make any payment of a declared dividend, or any portion thereof, in ordinary shares, such ordinary shares shall be valued for such purpose at the average VWAP per ordinary share over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of ordinary shares delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of the declared dividend exceeds the product of the number of ordinary shares delivered in connection with such declared dividend and 97% of the average price, Actavis plc will, if legally able to do so, declare and pay such excess amount in cash as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

Under Irish law, the board of directors (or an authorized committee) of Actavis plc may only declare and pay cash dividends on the Mandatory Convertible Preferred Shares out of “distributable reserves.” While as of December 31, 2014 Actavis plc did not have distributable reserves, it has filed a petition with the Irish High Court to confirm the creation of approximately $5.79 billion of distributable reserves by decreasing its share premium account. Actavis plc has undertaken to the underwriters to use reasonable best efforts to create distributable reserves if the Irish High Court declines its petition. If distributable reserves are not created, Actavis plc may deliver ordinary shares instead of cash to satisfy its obligations under the Mandatory Convertible Preferred Shares

Floor Price:	$100.80, subject to adjustment as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

Dividend Record Dates:	The February 15, May 15, August 15 and November 15 immediately preceding the next dividend payment date

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on June 1, 2015 and to, and including, the mandatory conversion date

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Shares and will end on and exclude the June 1, 2015 dividend payment date

Initial Price:	$288.00, which equals the per share public offering price of the ordinary shares in the Ordinary Shares Offering

Threshold Appreciation Price:	$352.80, which represents an appreciation of 22.50% over the initial price

Acquisition Termination Redemption:	Within ten Business Days following the earlier of (a) the date on which the Merger Agreement is terminated or if Actavis plc determines in its reasonable judgment that the Acquisition will not occur and (b) 5:00 p.m. (New York City time) on November 30, 2015, if the Acquisition has not closed on or prior to such time on such date, Actavis plc may, at its option, give notice of acquisition termination redemption to the holders of the Mandatory Convertible Preferred Shares. If Actavis plc provides such notice, then, on the acquisition termination redemption date specified in such notice, Actavis plc will be required to redeem the Mandatory Convertible Preferred Shares, in whole but not in part, at a redemption amount per Mandatory Convertible Preferred Share equal to the acquisition termination make-whole amount described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement. The acquisition termination make-whole amount will be payable in cash, or in certain instances at the election of Actavis plc, in ordinary shares or a combination of cash and ordinary shares, as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

Mandatory Conversion Date:	March 1, 2018

Conversion Rate:

Upon conversion on the mandatory conversion date, the conversion rate for each Mandatory Convertible Preferred Share will be not more than 3.4722 ordinary shares (the “maximum conversion rate”) and not less than 2.8345 ordinary shares (the “minimum conversion rate”), depending on the applicable market value of ordinary shares and subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement. The “applicable market value” of ordinary shares is the average VWAP per ordinary share over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date

The conversion rate will be calculated as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement and the following table illustrates the conversion rate per Mandatory Convertible Preferred Share, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

	Applicable Market Value of ordinary shares	Conversion rate (number of ordinary shares to be received upon mandatory conversion of each Mandatory Convertible Preferred Share)
	Greater than $352.80 (which is the threshold appreciation price)	2.8345 shares (approximately equal to $1,000.00 divided by the threshold appreciation price)

	Equal to or less than $352.80 but greater than or equal to $288.00	Between 2.8345 and 3.4722 shares, determined by dividing $1,000.00 by the applicable market value of ordinary shares

	Less than $288.00 (which is the initial price)	3.4722 shares (approximately equal to $1,000.00 divided by the initial price)

Conversion at the Option of the Holder:	At any time prior to March 1, 2018, other than during a fundamental change conversion period, holders of the Mandatory Convertible Preferred Shares may elect to convert their Mandatory Convertible Preferred Shares in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), into ordinary shares at the minimum conversion rate of 2.8345 ordinary shares per Mandatory Convertible Preferred Share (“early conversion”) as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement. The minimum conversion rate is subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement) occurs on or prior to March 1, 2018, holders of the Mandatory Convertible Preferred Shares will have the right to convert their Mandatory Convertible Preferred Shares, in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), into ordinary shares at the “fundamental change conversion rate” during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “fundamental change effective date”) and ending on the date that is 20 calendar days after the fundamental change effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the fundamental change effective date and the price paid or deemed paid per ordinary share in the transaction resulting in such fundamental change (the “fundamental change share price”)

Holders who convert their Mandatory Convertible Preferred Shares within the fundamental change conversion period will also receive:

(1) a “fundamental change dividend make-whole amount”, in cash or in ordinary shares or any combination thereof, equal to the present value (computed using a discount rate of 2.75% per annum) of all remaining dividend payments on their Mandatory Convertible Preferred Shares (excluding any accumulated dividend amount (as defined in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement) and declared dividends for a dividend period during which the fundamental change effective date falls) from such fundamental change effective date to, but excluding, the mandatory conversion date. If Actavis plc elects to pay the fundamental change dividend make-whole amount in ordinary shares in lieu of cash, the number of ordinary shares to be delivered will equal (x) the fundamental change dividend make-whole amount divided by (y) the greater of the floor price and 97% of the fundamental change share price; and

(2) to the extent that the accumulated dividend amount exists as of the fundamental change effective date, such accumulated dividend amount in cash or ordinary shares or any combination thereof, at the election of Actavis plc, upon conversion, as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

Fundamental Change Conversion Rate:

The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the fundamental change (the “fundamental change effective date”) and the price (the “fundamental change share price”) paid or deemed paid per ordinary share therein. If the holders of ordinary shares receive only cash in the fundamental change, the fundamental change share price shall be the cash amount paid per share. Otherwise, the fundamental change share price shall be the average VWAP per ordinary share over the 10 consecutive trading day period ending on the trading day preceding the fundamental change effective date

The fundamental change share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Shares are adjusted as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement

The following table sets forth the fundamental change conversion rate per Mandatory Convertible Preferred Share for each fundamental change share price and fundamental change effective date set forth below

		Fundamental change share price on the fundamental change effective date
Effective date	$100.00	$200.00	$250.00	$288.00	$300.00	$325.00	$352.80	$375.00	$400.00	$450.00	$500.00	$600.00	$700.00	$800.00	$900.00	$1,000.00	$1,100.00	$1,200.00
March 2, 2015	3.3852	3.1381	3.0120	2.9385	2.9195	2.8857	2.8565	2.8385	2.8229	2.8026	2.7920	2.7853	2.7857	2.7875	2.7891	2.7902	2.7910	2.7915
September 1, 2015	3.4093	3.1888	3.0543	2.9719	2.9502	2.9115	2.8778	2.8569	2.8388	2.8154	2.8033	2.7954	2.7951	2.7964	2.7975	2.7982	2.7987	2.7990
March 1, 2016	3.4290	3.2446	3.1024	3.0092	2.9841	2.9390	2.8995	2.8752	2.8541	2.8272	2.8136	2.8048	2.8041	2.8049	2.8055	2.8059	2.8061	2.8062
September 1, 2016	3.4439	3.3070	3.1599	3.0530	3.0234	2.9693	2.9218	2.8927	2.8678	2.8370	2.8222	2.8134	2.8126	2.8129	2.8131	2.8132	2.8133	2.8133
March 1, 2017	3.4547	3.3753	3.2323	3.1074	3.0708	3.0029	2.9429	2.9067	2.8768	2.8423	2.8279	2.8208	2.8202	2.8203	2.8203	2.8204	2.8204	2.8204
September 1, 2017	3.4636	3.4430	3.3355	3.1886	3.1389	3.0425	2.9573	2.9087	2.8725	2.8391	2.8299	2.8275	2.8274	2.8274	2.8274	2.8274	2.8274	2.8274
March 1, 2018	3.4722	3.4722	3.4722	3.4722	3.3333	3.0769	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345	2.8345

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•	if the fundamental change share price is between two fundamental change share price amounts in the table or the fundamental change effective date is between two dates in the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower fundamental change share price amounts and the two fundamental change effective dates, as applicable, based on a 365-day year;

•	if the fundamental change share price is in excess of $1,200.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the fundamental change share price is less than $100.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment

Listing:	Actavis plc intends to have the Mandatory Convertible Preferred Shares listed on the New York Stock Exchange under the symbol “ACTPRA”

CUSIP / ISIN:	G0083B116 / IE00BVYJ1Y03

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

DNB Markets, Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

Supplemental Information

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Ordinary Shares Offering or the Mandatory Convertible Preferred Shares Offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at (866) 803-9204; Mizuho Securities, Attn: Equity Capital Markets Desk, 320 Park Avenue, 12th Floor, New York, NY 10022, at (212) 205-7606; Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, at (866) 718-1649 or email a request to prospectus@morganstanley.com.